

August 9, 2024

Richard H. Moore
Chief Executive Officer and Chairman of the Board
First Bancorp
300 SW Broad St.
Southern Pines, NC 28387

      **Re: First Bancorp**
          **Definitive Proxy Statement on Schedule 14A**
          **Filed March 20, 2024**
          **File No. 000-15572**

Dear Richard H. Moore:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 26

1. We note that you have included earnings per share – diluted as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. It appears, however, that the 2023 amount reported in the table under the heading "Earnings Per Share – Diluted" represents basic earnings per share, as reported in your Form 10-K for the year ended December 31, 2023, rather than diluted earnings per share. Please ensure that the information you provide in your tabular and related disclosure pursuant to Item 402(v)(1) of Regulation S-K reflects the description of such information or tell us why you believe that your present disclosure provides the required information.

2. Refer to the reconciliation tables in the footnotes 2(b) and 4(b) to your pay versus performance table. It is unclear what amounts are reflected in the columns titled "Fair Value of Stock Awards Issued for Current Year and Received in Current Year," "Fair Value of Stock Awards Issued in Prior Year and Received in Current Year" and "Change

in Fair Value of Stock Awards Issued in and Received in Prior Years." Specifically, since your titles use the terms "Issued" and "Received," whereas Items 402(v)(2)(iii)(C)(1)(i) – (vi) of Regulation S-K calculations are made based upon "grant" and "vest" dates, we are unable to determine which amounts are included in each addition and subtraction. Please ensure that the additions and subtractions you make to determine compensation actually paid follow precisely the requirements of Items 402(v)(2)(iii)(C)(1)(i) – (vi) of Regulation S-K, and that the related disclosure such as column headings, reflects the same. Please also note that you should provide footnote disclosure of each of the equity amounts deducted and added pursuant to Items 402(v)(2)(iii)(C)(1)(i) – (vi) of Regulation S-K and may not aggregate them into a single category. Please refer to Regulation S-K Compliance and Disclosure Interpretation 128D.04.

3.      Refer to the second graph on page 31. It appears that the compensation actually paid amount shown for your principal executive officer in 2021 is not the same as the amount included in the pay versus performance table for the same year. Please ensure that the amounts reflected in your relationship disclosures are consistent with the amounts shown in the pay versus performance table.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlotte Young at 202-551-3280 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program